Exhibit 99.3

[Peoples Community Bancorp, Inc. Logo]

Dear Stockholder:

I am pleased to offer our stockholders an investment opportunity in Peoples Community Bancorp, Inc.  We are raising capital through an offering of additional shares of our common stock.  Existing shareholders have a priority right to purchase all of the shares being offered.  Enclosed are a Subscription Certificate, Instructions For Use of Subscription Certificate and other materials relating to the offering currently being conducted by Peoples Community Bancorp, Inc. Before making an investment decision, please review the enclosed Prospectus, which describes Peoples Community Bancorp, Inc. and the offering.  You will find answers to some questions you may have about the offering, beginning on page [3] of the Prospectus.

Each shareholder of Peoples Community Bancorp, Inc. as of January    , 2004 has received one non-transferable subscription right for every two shares of our common stock owned by the shareholder as of that date. Each subscription right that you have received entitles you to purchase one share of common stock at $        per share in the rights offering. The number of shares that you hold is imprinted on the enclosed Subscription Certificate. In addition, if you exercise all of your subscription rights, you may elect, pursuant to the Oversubscription Privilege, to subscribe for any number of additional shares in the rights offering at the same price, subject to the availability of shares and subject to proration, if necessary. No person is permitted to purchase shares of Peoples Community Bancorp’s common stock in the offering which, when added to current holdings, would exceed 9.9% of the total number of Peoples Community Bancorp’s outstanding shares after the offering. Use the enclosed Subscription Certificate to subscribe for shares.

At the same time as we are conducting the rights offering, we are offering shares of our common stock at the same subscription price of $        to members of the general public to whom a copy of the Prospectus is delivered.  The offering of shares of our common stock to members of the general public is subject to the prior rights of our stockholders in the rights offering and our right to reject orders from members of the general public in whole or in part.

THE RIGHTS OFFERING AND YOUR SUBSCRIPTION RIGHTS WILL EXPIRE AT 5:00 P.M. EASTERN TIME ON               , 2004. You are not required to participate in the rights offering, but, if you wish to subscribe, read the Instructions For Use of Subscription Certificate and complete, execute and submit the Subscription Certificate, along with full payment for shares ordered. You may use the enclosed [blue] return envelope, overnight delivery or registered mail. Please be sure your payment is received prior to 5:00 p.m. Eastern Time on             , 2004.

Please note that the enclosed Subscription Certificate and related Instructions For Use of Subscription Certificate pertain to our shares of common stock for which you hold certificates. If you hold additional shares in the name of your bank or broker, you will receive a separate notice of the Rights Offering and will have additional subscription rights. If you do not receive such notice, contact your bank or broker.

If you have questions about Peoples Community Bancorp, Inc., the rights offering, or completing your Subscription Certificate, contact Keefe, Bruyette & Woods, our Information Agent, at (877) 798-6520. You may also contact us at (513) 870-3530.

Sincerely,

Jerry D. Williams
President and Chief Executive Officer

THIS LETTER IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK. THE OFFER IS MADE ONLY BY THE PROSPECTUS. THE SHARES OF COMMON STOCK ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.